UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2024

Commission file number 001- 41291

Meihua International Medical Technologies Co., Ltd.

(Translation of registrant’s name into English)

88 Tongda Road, Touqiao Town

Guangling District, Yangzhou, 225000

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

On June 11, 2024, Meihua International Medical Technologies Co., Ltd. (the “Company”), issued a press release announcing that the Company’s Chief Executive Officer, Steven Wang, will present and host one-on-one meetings with investors at the Sidoti Small Cap Conference and will provide an update at the Emerging Growth Conference (the “Conferences”). Both Conferences will take place on June 12 and June 13, 2024.

Additional details are included in the press release announcing the Company’s participation of the Conferences, which is attached as Exhibit 99.1 hereto and incorporated herein by reference.

The information included in this Current Report on Form 6-K, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 6-K will not be deemed an admission as to the materiality of any information of the information contained in this report, including Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated June 11, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Meihua International Medical Technologies Co., Ltd.
Dated: June 11, 2024
	By:	/s/ Xin Wang
	Name:	Xin Wang
	Title:	Chief Executive Officer
(Principal Executive Officer)

2